UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on December 7th, 2015

On December 7th, 2015, at 9 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to take resolutions on the following Agenda:

To take resolution on the hiring of BRASIL PLURAL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a Brazilian corporation with headquarters in the city of São Paulo, state of São Paulo, at Rua Surubim, No. 373, suites 01 (part) and 02 (part), enrolled with the Brazilian Corporate Taxpayer ID CNPJ/MF n° 05.816.451/0001-15 (“Market Maker”), to render market maker services for the Company´s share deposit certificates (“Units”), traded under ticker SANB11 at BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&F BOVESPA”), according to Normative Instruction CVM No. 384/2003 and regulations that rule the markets managed by BM&F BOVESPA, in order to increase the liquidity of such Units.

The matter was discussed and approved by all the Directors.

It remained formalized that (i) the Market Maker shall perform its activities as of December 9th, 2015; and (ii) the Executive Board of Santander is authorized to formalize and turn effective the hiring of the Market Maker pursuant to the resolutions taken, being able to take all actions required to perform the resolution just approved.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, December 7th, 2015.

Signatures: Sergio Agapito Lires Rial – Chairman; Jesús María Zabalza Lotina – Vice-Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 8, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer